Stop 3561

August 20, 2007

BY U.S. MAIL

Mr. Scott Beck
 President
CORNERWORLD CORPORATION
12222 Merit Drive, Suite 120
Dallas, Texas 75251

>   **Re: CornerWorld Corporation**
>   **Item 4.01 Form 8-K, filed August 17, 2007**
>   **File No. 333-128614**

Dear Mr. Beck:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1.   We have reviewed the above referenced filing solely with respect to your Item 4.01 Form 8-K disclosures, which solely provide a cross-reference to disclosures under Item 2.01 of the Form 8-K. It is unclear from this filing whether or not there has been a change in accountants due to your acquisition on August 10, 2007 of CornerWorld, Inc. We note the financial statements included under Item 9.01 of this Form 8-K includes an auditors' report from the firm of "Turner, Stone & Company, LLP," that covers the financial statements of CornerWorld, Inc. as of April 30, 2007 and for the period from inception (September 1, 2006) to April 30, 2007. We also have noted the financial statements included in the Amended Form 10-KSB for the year ended April 30, 2007 filed with us on August 16, 2007, includes an auditors' report from the firm of "Schumacher & Associates, Inc." which report covers your financial statements as of April 30, 2007 and for the two years ended April 30, 2007 and 2006 and for the period from November 9, 2004 (date of inception) to April 30, 2007.

To the extent that you have changed auditors from Schumacher & Associates, Inc. to that of Turner, Stone & Company, LLP, or vice versa, the Form 8-K filing should be amended with respect to your Item 4.01 disclosures. Such disclosures should comply with the requirements of Item 304 of Regulation S-B, including filing as an Exhibit 16 to the amended Form 8-K a letter from the former auditors stating whether or not they agree with your disclosures. For guidance, please refer to Item 304(a) of Regulation S-B. In addition, please specify in the amended Form 8-K filing whether the acquisition has been treated for accounting purposes as a reverse merger of CornerWorld, Inc. of Olympic Weddings International, Inc., and also advise supplementally.

Given the above, please tell us supplementally whether or not you have changed auditors and, if so, file an amendment to your Form 8-K as soon as practicable. Please note that a change in accountants is required to be reported under Item 4.01 of the Form 8-K within four business days of the change.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant

cc: Mr. Richard A. Friedman, Esq.
     of Sichenzia Ross Friedman Ference LLP